GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:

U.S. POSTAL SERVICE ADDRESS:

POST OFFICE BOX 190

MIDDLETOWN, NEW JERSEY 07748

OR:

HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:

125 HALF MILE ROAD, SUITE 300

RED BANK, NEW JERSEY 07701

(732) 741-3900

FAX: (732) 224-6599

www.ghclaw.com

JOHN C. GIORDANO, JR.
FRANK R. CIESLA - DC
BERNARD J. BERRY, JR.
JOHN A. AIELLO - NY
MICHAEL J. GROSS
JOHN A. GIUNCO
SHARLENE A. HUNT
PHILIP D. FORLENZA - NY
MICHAEL J. CANNING ◻
PAUL H. SCHNEIDER
ELIZABETH CHRISTIAN - NY
ANDREW B. ROBINS
MICHAEL A. BRUNO
KURT E. ANDERSON
PAUL T. COLELLA
GERALD P. LALLY
SEAN E. REGAN ◻
JAY S. BECKER – MA, NY

TARA PHELAN CARVER - NY
RACHEL M. RINNINSLAND – PA
HANA S. WOLF
DONALD F. CAMPBELL, JR.
BRIAN H. HARVEY
MELISSA V. SKROCKI - NY
AFIYFA H. ELLINGTON - NY
CRAIG M. GIANETTI - NY

TIMOTHY D. LYONS ◻ - PA
J. SCOTT ANDERSON
PETER B. BENNETT - NY
LAURENCE I. ROTHSTEIN NY, PA
ROBERT J. FEINBERG ◻ – FL, DC
PATRICK S. CONVERY
MICHAEL A. PANE, JR. NY
MICHAEL J. VITIELLO - NY
STEVEN M. DALTON - NY
PAMELA J. KNAUER - MA
TIMOTHY J. DENGLER - PA
CATHERINE J. BICK - NY
MONICA J. CERES
MARC D. POLICASTRO - NY
JOSEPH C. DeBLASIO
LISA MICELI WATERS – NY
JAMES J. SCOTT

ARI G. BURD – NY
KELLY D. GUNTHER
MICHAEL D. PAWLOWSKI
MATTHEW N. FIOROVANTI - NY
JOHN L. SIKORA
VINCENT M. DeSIMONE
JACLYN B. KASS - NY

OF COUNSEL:
JOHN R. HALLERAN
S. THOMAS GAGLIANO
THOMAS A. PLISKIN
RONALD P. HEKSCH
DERRICK A. SCENNA
STEVEN J. CORODEMUS
EDWARD S. RADZELY - NY

JOHN C. GIORDANO
(1921-1989)

◻ CERTIFIED BY THE SUPREME COURT OF NEW JERSEY AS A CIVIL TRIAL ATTORNEY

DC – ALSO ADMITTED DC
FL – ALSO ADMITTED FL
MA – ALSO ADMITTED MA
NY – ALSO ADMITTED NY
PA – ALSO ADMITTED PA

DIRECT DIAL NUMBER (732) 219-5483

DIRECT EMAIL pforlenza@ghclaw.com

CLIENT/MATTER NO. 16473.2

SEC Mail Processing Section NOV 19 2009 Washington, DC 122

November 18, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
Form 1-A Amendment No. 6
Filed on November 5, 2009
File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 7 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 6 in its letter dated November 12, 2009 and the responses thereto which are provided on behalf of the Company:

<u>General</u>

1. We note your disclosure on page iv of Part I of your Offering Statement and your cover page of your Offering Circular that you intend to offer securities to Florida residents through a "private offering exemption." However, on page v of Part I of your Offering Statement and page one of your Offering Circular, you disclose that should you offer securities to Florida residents you will file audited financial statements. Since your most recent amendment does not include audited financial statements, please revise to

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 18, 2009
Page 2

reconcile this inconsistency.

Response – The language in Item 4 on page v and adjacent to "Plan of Distribution and Initial Termination Date" on page 1 has been revised to clarify that offers may be made in Florida without audited financial statements.

2.   In addition, we note the statement that the private exemption in Florida is available if no general solicitation or advertising occurs in Florida. However, we note that the Form 1-A is a general solicitation document. Please explain how you will comply with the exemption.

Response – In our request for guidance from the Florida Office of Financial Regulation, we included the following in our analysis of the applicable exemption:

> Please note that although the Form 1-A Offering Statement has been filed with the Securities and Exchange Commission, it has been submitted, in accordance with Regulation A, in paper format only. Electronic versions are not available at the SEC's website and thus the Form 1-A Offering Statement is not readily available to the public. As a result, we do not believe that the filing of the Form 1-A Offering Statement with the Securities and Exchange Commission should be considered as constituting "general solicitation."

In its response, the Florida Office of Financial Regulation acknowledged that the Company had filed a Form 1-A Offering Statement with the Securities and Exchange Commission and granted the requested advice based upon the facts set forth in our request.

3.   It appears that some of the notes to be repaid from the use of proceeds have become due. Provide clear disclosure of the amount that is past due and clearly disclose any penalties, increase in interest rates, or other terms due to the default. Also, provide clear risk factor disclosure and disclosure in the MD&A section.

Response – Disclosure with respect to the amount past due has been added on pages 10, 11 and 28. In addition, the risk factor on page 4 has been revised to include a discussion of the past due notes. There are no penalties or default interest applicable to the Company's outstanding borrowings.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
November 18, 2009
Page 3

Use of Proceeds to Issuer, page 9

4.   We reissue comment six from our letter dated October 16, 2009. You state the amount that may be paid on an annual basis; however, the disclosure is unclear as to whether the company can pay from the use of proceeds only one year's salary or whether additional compensation may be paid from the proceeds. In addition, specifically state the amount that may be paid to officers and directors retained in the future.

Response – Language has been added to note 5 on page 12 to clarify that the Company does not intend to utilize the proceeds of the offering to pay Ms. Barbone's salary for more than one year. It is anticipated that cash from operations will be used to fund salary payments after that time. In addition, language has been added to the note to disclose that (a) management does not know the number of additional officers, if any, it will hire in the future and (b) inasmuch as the compensation arrangements with such officers will depend on a variety of factors, including the number of officers hired, market conditions, the qualifications of the candidate and the nature of the position, it is not possible to predict the amount that will be paid to officers in the future. Please note, however that an estimated maximum amount which will be paid to new officers from the proceeds of the offering has been added to the note.

5.   Disclose the cash balance as of the most recent practicable date. In addition, given the limited cash as of September 30 and the net losses to date, please explain how you plan to satisfy your cash requirements given that you may not use the proceeds of this offering unless and until the minimum is achieved.

Response – Disclosure as to the cash balance as of November 1, 2009 has been added on page 28. As disclosed on page 28, the Company has been managing its cash requirements by negotiating deferrals with creditors, suspending promotional activities and deferring salary payments and payments to consultants. In addition, the Company terminated one employee. The Company believes that it will be able to use its current approach to cash management pending the receipt of proceeds from the offering.

Interest of Management and Others in Certain Transactions, page 37

6.   Please disclose in the Certain Transactions section the $22,000 advance to three employees as disclosed in the footnotes to the financial statements.

Response – Disclosure with respect to the $22,000 advance to employees has been added in the section captioned "Certain Transactions," on page 38.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

<u>Exhibits</u>

7. On pages F-16 and F-21, you reference an international distribution agreement. If material, please file this agreement and describe the material terms as appropriate in your Offering Circular. Otherwise, please provide us with an analysis why this international distribution agreement is not material.

    Response – The License Agreement with EMI is being filed as an exhibit to Amendment No. 7. In addition, a description of the terms of the agreement has been added on pages 19 and 20.

    If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

PDF/db
Encls.
cc: John Reynolds
        William Kearns
        Brian Bhandari
        Pamela Howell
        Camille Barbone

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